

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 2, 2007

Via U.S. Mail

Mr. W. King Grant, Chief Financial Officer
Gasco Energy, Inc.
8 Inverness Drive East, Suite 100
Englewood, CO 80112

Mr. Richard N. Jeffs, CEO and CFO
Brek Energy Corporation
3388 - Via Lido, 4th Floor
Newport Beach, California, 92663

Re: Gasco Energy, Inc.
Registration Statement on Form S-4
Filed July 6, 2007
File No. 333-144387

Brek Energy Corporation
Form 10-KSB the period ended December 31, 2006
Filed April 16, 2007
File No. 000-27753

Dear Messrs. Grant and Jeffs:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Gasco Energy, Inc.

Form S-4, Filed July 6, 2007

Summary

Summary Historical Consolidated Financial Data, page 7

1.   We note that you present information about oil and gas reserves, net loss and book value per share on a pro forma basis on pages 8 and 9. Please amend the registration statement to include the underlying pro forma financial statements required by Item 5 of Form S-4. We would expect you to reflect the proposed business combination as well as the disposition of Rock City Energy, Inc within this pro forma financial information.

Brek Energy Corporation

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Accumulated Deficit, page 4

2.   We note you issued units in private placements in 2005 and 2006, and each unit consisted of one common share and one common share purchase warrant. Please disclose why the subsequent exercise of these "purchase warrants" does not appear to result in the issuance of additional shares of common stock, as presented in your Consolidated Statements of Changes in Stockholders' Equity and Accumulated Deficit for the years ended December 31, 2005 and 2006.

Note 2 – Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 7

3.   We note your accounting policy disclosure stating that you recognize revenue when the oil and gas is produced and sold. Please expand your disclosure to describe the manner by which your product is typically conveyed, and identify the point in that process at which revenue is recognized. It should be clear how the circumstances compare to the criteria set forth in SAB Topic 13:A:1. In addition, please disclose how you account for gas imbalances, relative to the guidance in EITF 90-22.

Long-Lived Assets, page 9

4.   We note you recorded a $4,452,754 impairment loss during the year ended
        December 31, 2006 related to your oil and gas properties. However, your
        disclosure on page 10, describing the ceiling test required under the full cost rules
        and stating that the full cost pool was the same as the ceiling because an
        impairment charge had been taken, suggests you may have relied upon guidance
        other than the full cost rules in Rule 4-10(c) of Regulation S-X to compute this
        impairment loss. Please revise your disclosure to clarify. It should be clear
        whether you have performed the full cost ceiling test on a quarterly basis to
        determine the amount of impairment loss to be recognized.

Asset Retirement Obligation, page 10

5.   We note you did not apply the guidance of SFAS 143 in 2005 because you
        deemed the amounts to be recognized for the asset retirement obligation and
        related accretion expense to be immaterial. However, we note the asset retirement
        obligation and accretion expense amounts you recognized in 2006 do not appear
        to be materially different than these amounts. Please provide a detailed analysis
        to support your position that it was unnecessary to apply the guidance of SFAS
        143 until 2006. Please consider the guidance of SAB Topics 1:M and 1:N when
        preparing your response.

Note 4 – Oil and Gas Properties, page 14

6.   You disclose that the rescission of your consent to participate in the drilling of a
        well resulted in the reversal of accrued development expenditures. Please
        disclose your basis for initially recognizing the development costs as a liability.
        Also include details sufficient to understand how derecognizing the accrual is
        consistent with the guidance in paragraph 16 of SFAS 140.

Note 8 – Stock Options, page 20

7.   Please disclose the extent to which the options granted under the 2001 stock
        option/warrant plan are vested. If any of these have not yet fully vested, disclose
        the vesting provisions and describe your accounting under SFAS 123(R).

Note 9 – Warrants, page 21

8.   Please disclose the methodology you used to estimate the fair value of the
        warrants granted during the periods presented.

9.   We note that during the third quarter of 2006 you reduced the exercise price of
        your warrants to induce the holders to exercise their warrants. Please disclose the

amount of additional compensation costs recognized, or the reasons why this inducement did not result in the recognition of additional compensation costs following the guidance in paragraphs 51 and 52 of SFAS 123R.

Note 10 – Income Taxes, page 22

10.   You disclose that you did not recognize income tax expense for the years ended December 31, 2005 and 2006. However, you present franchise tax expense on your Consolidated Statement of Operations for the year ended December 31, 2006. Please disclose details identifying the origin of this expense, and clarifying the extent to which your franchise tax is based on income. As you may know, the guidance in paragraph 4a of SFAS 109 states that franchise taxes based on income are subject to the principles and requirements of SFAS 109. If the franchise tax falls within this provision, further disclosures will be necessary. Alternatively, if your franchise tax is not based on income, please revise your Consolidated Statement of Operations for the year ended December 31, 2006 to reflect this expense amount as an operating expense.

Note 12 – Commitments and Contingencies, page 23

Contingent liability, page 23

11.   You disclose on page 20, outside of the financial statements, that you reached a settlement with the plaintiffs of the Bermuda lawsuit. Please expand your disclosure to address these recent developments. In addition, we note that each party has agreed to dismiss the lawsuit, but an inactive subsidiary of yours is still subject to the litigation. Please clarify within your disclosure whether you are still exposed to this potential loss contingency given your relationship with the subsidiary. If you do not believe so, the basis for your view should be clear. Finally, please disclose an estimate of the possible loss or range of loss you may be subject to in the event the lawsuit is not resolved in your favor. If you are unable to make such an estimate, please indicate this within your disclosure as required by paragraph 10 of SFAS 5.

Note 14 – Discontinued Operations, page 24

12.   We note you exchanged your 51.53% interest in Vallenar Energy Corp. (Vallenar) for all the issued and outstanding shares of Rock City Energy Corp. Please disclose the underlying business purpose for this transaction and explain what your relationship was with Rock City Energy Corp. (Rock City) prior to the transaction.

13.   Although you classified the results of operations of Vallenar as discontinued operations on page 3, you state that subsequent to this exchange transaction, Rock

City is your wholly owned subsidiary. Given that you would consolidate this subsidiary for financial reporting purposes, tell us how you came to the view that this exchange transaction resulted in the disposition of Vallenar, since you continue to hold your 51.3% interest in this entity through your 100% ownership interest in Rock City.

Controls and Procedures, page 28

14.   Please understand that the term *disclosure controls and procedures*, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e), is somewhat more comprehensive than you have identified in your disclosure, entailing the following:

>   "…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms."

Your disclosure currently states that your disclosure controls and procedures were effective in alerting you on a timely basis to material information required to be included in your reports filed or submitted under the Exchange Act, which does not include the entire definition above. Please revise your disclosure to either present your conclusion about the effectiveness of your disclosure controls and procedures without the qualification introduced by specifying certain areas of effectiveness, or to expand your current statement to encompass all aspects of the definition above.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
        K. Hiller
        T. Levenberg
        C. Moncada-Terry

        Via Facsimile
        Caroline B. Blitzer, Esq.
        Vinson & Elkins L.L.P.
        (713) 615-5871